PANNONPLAST

MŰANYAGIPARI
RÉSZVÉNYTÁRSASÁG
[redacted]ató
[redacted] út 216-218.
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 23nd May 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

File No. 82-4548

Extraordinary Announcement

Cooperation in Smart Card Production

Multicard Plastic Card Producing Ltd., a member of Pannonplast Group and Giesecke & Devrient GmbH (G&D), an internationally operating group have signed a long-term cooperation agreement recently.

Purpose of the cooperation is the propagation and use of smart payment chip card solutions in Hungary, Romania and Bulgaria. In the framework of the cooperation G&D will provide all the necessary technology solutions for the personalization, coding and application of chip card production. In addition to the card manufacturing and chip module embedding, Multicard Ltd. will be able to supply smart cards for use in various fields of application, by taking over ready, complex application systems in the framework of the cooperation.

This year Multicard Ltd. is expected to produce 6 million traditional cards. The manufacturing of banking cards with magnetic stripe and hologram having VISA and EUROPAY permission will exceed 2 million cards. The company has all the necessary conditions for applying the technology of large-scale card manufacturing and chip module embedding. By setting up the required manufacturing capacity and establishing the cooperation agreement, Multicard Ltd. is well prepared for the expected dynamic growth of the smart cards application.

Further information is available on homepage www.pannonplast.hu

Budapest, 23 May, 2002

Pannonplast Plc.